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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

ebank Financial Services, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

278608104

(Cusip Number)

J. Matthew Martin, Esq.
736 Market Street, Suite 1100
Chattanooga, TN 37402
Telephone: (423) 425-7000

(Name, Address and Telephone Number of Person authorized to Receive Notices and Communications)

January 28, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 278608104

1.	Name of Reporting Person: Walter W. Drakeford		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 128,357

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 128,357

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 128,357

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.9%

12.	Type of Reporting Person: IN

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13G

CUSIP No. 278608104

Item 1.
	(a)	Name of Issuer:
ebank Financial Services, Inc.
	(b)	Address of Issuer's Principal Executive Offices:
2410 Paces Ferry Road Suite 280 Atlanta, Georgia 30339

Item 2.
	(a)	Name of Person Filing:
Walter W. Drakeford
	(b)	Address of Principal Business Office or, if none, Residence:
2410 Paces Ferry Road Suite 280 Atlanta, Georgia 30339
	(c)	Citizenship:
United States of America
	(d)	Title of Class of Securities:
Common Stock
	(e)	CUSIP Number:
278608104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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13G

CUSIP No. 278608104

Item 4.	Ownership.
(a) Amount beneficially owned: As Director of the issuer; Mr. Drakeford is the beneficial owner of 128,357 shares of the issuer's securities in the following manner; options, which are exercisable within 60 days of the date hereof, to purchase 4,000 shares of common stock; 4,040 shares of common, 40,000 shares of the preferred stock convertible into 40,000 shares of common stock and a currently exercisable warrant to purchase 20,000 shares of common stock are held in an irrevocable trust for which Mr. Drakeford is the sole trustee; and 317 shares of common, 40,000 shares of the preferred stock convertible into 40,000 shares of common stock and a currently exercisable warrant to purchase 20,000 shares of common stock are held in an additional irrevocable trust for which Mr. Drakeford is the sole trustee.

(b) Percent of class:
6.9%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
128,357
(ii) Shared power to vote or to direct the vote:
0
(iii) Sole power to dispose or to direct the disposition of:
128,357
(iv) Shared power to dispose or to direct the disposition of:
0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

An irrevocable trust for which Mr. Drakeford is the sole trustee has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 4,040 shares of common, 40,000 shares of the preferred stock convertible into 40,000 shares of common stock and a currently exercisable warrant to purchase 20,000 shares of common stock; and an additional irrevocable trust for which Mr. Drakeford is the sole trustee has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 317 shares of common, 40,000 shares of the preferred stock convertible into 40,000 shares of common stock and a currently exercisable warrant to purchase 20,000 shares of common stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

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13G

CUSIP No. 278608104

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 12, 2003

By:	/s/ Walter W. Drakeford
Name:	Walter W. Drakeford
Title:	Director

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